Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Andeavor for the registration of $850,000,000 aggregate principal amount of 4.750% Senior Notes due 2023 and $750,000,000 aggregate principal amount of 5.125% Senior Notes due 2026 and to the incorporation by reference therein of our reports dated February 21, 2017, with respect to the consolidated financial statements of Andeavor, and the effectiveness of internal control over financial reporting of Andeavor, included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Antonio, Texas

November 13, 2017